

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2022

John Yozamp
Chief Executive Officer
Expion360 Inc.
2025 SW Deerhound Avenue
Redmond, OR 97756

>   **Re: Expion360 Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Filed March 9, 2022**
>   **File No. 333-262285**

Dear Mr. Yozamp:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2022 letter.

Amendment 1 to Form S-1 Filed on March 3, 2022

Capitalization, page 21

1.   Please clearly disclose how you are arriving at each pro forma amount in the notes to your capitalization table, including any significant estimates and/or assumptions used to determine such amounts. Your current disclosure is not descriptive enough to enable investors to calculate the amounts you present.

Financial Information, page 25

2.   You disclose on page 29 that you paid $196,887 in cash for interest during the year ended December 31, 2020; however, the related amount per page F-8 is $99,065. Please revise your disclosure to address this apparent discrepancy.

Report of Independent Registered Public Accounting Firm, page F-2

3. We note that the audit report on the financial statements as of and for the years ended December 31, 2021 and 2020 is dated March 3, 2021. Please make arrangements with your auditor to provide an audit report with a revised date.

Financial Statements
2. Summary of Significant Accounting Policies
Basic and Diluted Net Loss Per Share, page F-14

4. You disclose that basic and diluted loss per share for the year ended December 31, 2021 was $1.64 and $1.31, respectively. Please revise your disclosure to ensure the amounts agree to the loss per share amounts presented on page F-5.

General

5. We reissue prior comment 5. In the Alternate Pages for the Resale Prospectus, please revise to disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq, after which the securities can be offered and sold at prevailing market prices or at negotiated prices. Alternatively, state affirmatively that selling stockholders will not sell their securities until they are listed on the Nasdaq.

You may contact Jeff Gordon at 202-551-3866 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6001 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing